Filed Pursuant to Rule 424(b)(3)

Registration No. 333-254205

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated August 9, 2021)

FIRST MID BANCSHARES, INC.

1,262,246 Shares of Common Stock

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) supplements and amends the prospectus dated August 9, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-3 (Registration No. 333-254205), declared effective by the Securities and Exchange Commission (the “SEC”) on August 9, 2021 (the “Registration Statement”), relating to the resale from time to time of up to 1,262,246 shares of common stock, par value $4.00 per share (the “Common Stock”), of First Mid Bancshares, Inc. (“we,” “us,” “our” or the “Company”) previously issued to EPL LINCO Trust, dated December 1, 2015 (the “Trust”).

The purpose of this Prospectus Supplement is solely to supplement and amend the information in the “Selling Stockholder” section of the Prospectus to reflect the transfer by the Trust, the selling stockholder previously identified in the Prospectus, of all 1,262,246 of the shares of Common Stock covered by the Prospectus to PL Generations LLC, a Delaware limited liability company and an affiliate of the Trust (“PL Generations”), which, as a result of such transfer, is being substituted for the Trust as the selling stockholder under the Prospectus. This Prospectus Supplement does not increase the number of shares of Common Stock offered under the Prospectus and does not register any additional shares. This Prospectus Supplement only reflects the transfer of shares of Common Stock previously registered.

This Prospectus Supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto and the documents incorporated by reference therein, and is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. Capitalized terms used but not defined herein have the meanings given to them in the Prospectus.

Our Common Stock is listed on the Nasdaq Global Market under the symbol “FMBH.” On October 29, 2026, the last reported sale price of our Common Stock was $51.13 per share.

These securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Investing in our securities involves risks. See “Risk Factors” on page 1 of the Prospectus and the risk factors in our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference into the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 30, 2026.

SELLING STOCKHOLDER

The information in the “Selling Stockholder” section of the Prospectus, including the selling stockholder table and the footnotes thereto, is hereby amended and supplemented as set forth below.

On February 22, 2021, in connection with the Company’s acquisition of LINCO Bancshares, Inc. pursuant to the Agreement and Plan of Merger, dated September 25, 2020, as amended, the Trust received 1,262,246 shares of Common Stock, and the Company and the Trust entered into a Registration Rights Agreement, dated as of February 22, 2021 (as amended by Amendment No. 1, dated as of August 7, 2024, and Amendment No. 2, dated as of October 16, 2026, the “Registration Rights Agreement”). Pursuant to Amendment No. 2 to the Registration Rights Agreement, PL Generations was added as a “Permitted Transferee” and agreed to be bound by the Registration Rights Agreement, and to be a “Holder” thereunder, with respect to any shares of Common Stock transferred to it by the Trust.

On October 22, 2026, the Trust transferred all 1,262,246 of the shares of Common Stock covered by the Prospectus to PL Generations for no consideration. The transfer was a transaction between affiliated parties that did not involve the Company. As a result of the transfer, PL Generations is a permitted transferee of the Trust under the Registration Rights Agreement and is substituted for the Trust as the selling stockholder under the Prospectus. All references in the Prospectus to the “selling stockholder” shall be deemed to refer to PL Generations, together with its permitted transferees under the Registration Rights Agreement and its pledgees, donees, transferees and other successors-in-interest.

The following table sets forth information regarding the beneficial ownership of our Common Stock by the selling stockholder, based on information provided to us by the selling stockholder as of October 22, 2026. The percentage of beneficial ownership is based on 26,607,197 shares of Common Stock outstanding as of October 22, 2026. Assuming that the selling stockholder sells all of the shares of Common Stock registered under the Prospectus and does not acquire any additional shares, the selling stockholder will not own any shares following the offering. We cannot advise as to whether the selling stockholder will in fact sell any or all of such shares.

Selling Stockholder	Shares of Common Stock Owned Prior to the Offering	Percentage	Maximum Number of Shares That May Be Sold in the Offering	Shares Owned Following the Offering (1)
PL Generations LLC (2)	1,262,246	4.7%	1,262,246	0

(1)	Assumes that all shares of Common Stock that may be sold in the offering are sold.

(2)	The Elizabeth Paige Laurie Living Trust U/A Dated June 18, 2015, as amended (the “EPL Living Trust”), is the sole member of PL Generations. Elizabeth Paige Laurie is the trustee and beneficiary of the EPL Living Trust, and Brent Karasiuk is the sole manager of PL Generations. As a result, Ms. Laurie and Mr. Karasiuk may be deemed to share voting and dispositive power over the shares held by PL Generations. The Trust, an affiliate of PL Generations, received the shares in the Company’s acquisition of LINCO Bancshares, Inc. and subsequently transferred them to PL Generations. In connection with that acquisition, J. Kyle McCurry, an individual affiliated with the Trust, PL Generations and the EPL Living Trust, was appointed to the boards of directors of the Company and First Mid Bank & Trust, N.A., and he continues to serve on both boards. The address of PL Generations is 302 Campusview Drive, Suite 108, Columbia, Missouri 65201.

Following the transfer described above, the Trust no longer beneficially owns any shares of Common Stock covered by the Prospectus and is no longer a selling stockholder under the Prospectus.